Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 25 commenced January 1, 2022

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	September 8, 2022
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three and nine month periods ended at

September 30, 2022 and 2021

		Three months at		Nine months at
	Note	09.30.2022	09.30.2021	09.30.2022	09.30.2021

		$
Continuous Operations
Revenue	4	25,095,737,964	11,969,443,859	70,613,291,041	35,913,309,997
Construction income (IFRIC12)	5	6,216,328,746	1,974,859,704	11,794,835,231	7,545,964,528
Cost of service	10	(15,000,579,400)	(11,277,695,823)	(44,004,745,561)	(33,540,050,722)
Construction costs (IFRIC 12)		(6,211,157,598)	(1,969,977,615)	(11,775,818,321)	(7,531,083,629)
Income for gross profit for the period		10,100,329,712	696,630,125	26,627,562,390	2,388,140,174
Distribution and selling expenses	10	(1,548,146,340)	(791,102,283)	(2,920,395,414)	(2,346,490,510)
Administrative expenses	10	(996,855,123)	(630,526,350)	(2,804,518,806)	(1,887,221,774)
Other income and expenses, net	4	191,494,491	(462,601,682)	1,234,155,243	(1,524,957,798)
Operating profit for the period		7,746,822,740	(1,187,600,190)	22,136,803,413	(3,370,529,908)

Finance Income	4	(277,986,529)	157,049,933	2,581,626,453	1,311,644,263
Finance Costs	4	2,532,572,307	1,508,662,658	4,892,952,435	5,780,424,337
Result from exposure to changes in the purchasing power of the currency		(340,852,901)	1,107,417,639	2,192,596,707	362,686,164
Result for investments accounted for using equity method		(366,485)	-	(3,258,588)	-
Income before income tax		9,660,189,132	1,585,530,040	31,800,720,420	4,084,224,856
Income tax	4	(1,677,266,505)	(97,462,173)	836,412,410	(5,472,775,520)
Income for the period for continuous operations		7,982,922,627	1,488,067,867	32,637,132,830	(1,388,550,664)
Net Income for the period		7,982,922,627	1,488,067,867	32,637,132,830	(1,388,550,664)
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		7,982,922,627	1,488,067,867	32,637,132,830	(1,388,550,664)

Income attributable to:
Shareholders		7,982,862,218	1,487,861,100	32,637,051,259	(1,388,888,732)
Non –Controlling Interest		60,409	206,767	81,571	338,068
Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		30.8796	5.2370	126.2474	(6.9296)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At September 30, 2022 and December 31, 2021

	Note	09.30.2022	12.31.2021

		$
Assets
Non- Current Assets
Investments accounted for using the equity method		1,602,836	-
Property, plant and equipment		84,468,408	94,762,071
Intangible Assets	5	229,050,477,469	226,853,049,661
Rights of use		561,719,352	950,601,981
Deferred Income tax assets		-	13,001,716
Other receivables	4	8,085,971,462	10,191,133,689
Total Non-Current Assets		237,784,239,527	238,102,549,118
Current Assets
Other receivables	4	1,587,208,679	3,125,019,558
Trade receivables, net	4	7,601,202,331	6,968,380,451
Investments	4	620,528	2,247,673,461
Cash and cash equivalents	4	21,190,914,600	27,196,378,414
Total Current Assets		30,379,946,138	39,537,451,884
Total Assets		268,164,185,665	277,640,001,002
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		-	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		17,075,437,675	42,686,920,369
Legal and facultative reserve		86,240,585,140	87,389,809,399
Retained earnings		13,615,052,545	(19,021,998,714)
Subtotal		117,326,873,254	112,361,507,462
Non-Controlling Interest		2,188,962	2,107,391
Total Shareholders’ Equity		117,329,062,216	112,363,614,853
Liabilities
Non-Current Liabilities
Provisions and other charges	9	1,987,955,741	4,433,006,539
Financial debts	6	97,405,184,907	86,561,421,589
Deferred income tax liabilities		19,638,203,749	20,484,779,591
Lease liabilities		30,874,577	349,186,368
Accounts payable and others	4	234,519,547	1,306,335,849
Fee payable to the Argentine National Government		568,499,561	4,144,133,023
Total Non- Current Liabilities		119,865,238,082	117,278,862,959
Current Liabilities
Provisions and other charges	9	4,701,163,875	5,410,111,776
Financial debts	6	11,102,948,922	20,250,263,106
Income tax, net of prepayments		1,617,112	15,519,619
Lease liabilities		386,535,802	449,919,147
Accounts payable and others	4	10,648,515,535	14,034,639,600
Fee payable to the Argentine National Government	7	4,129,104,121	7,837,069,942
Total Current Liabilities		30,969,885,367	47,997,523,190
Total Liabilities		150,835,123,449	165,276,386,149
Total Shareholder’s Equity and Liabilities		268,164,185,665	277,640,001,002

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At September 30, 2022 and 2021

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity

	$
Balance at 01.01.22	258,517,299	910,978,514	137,280,595	42,686,920,369	2,943,943,603	84,029,145,665	416,720,131	(19,021,998,714)	112,361,507,462	2,107,391	112,363,614,853
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 14)	-	(910,978,514)	-	(25,611,482,694)	-	(1,156,179,333)	-	-	(27,678,640,541)	-	(27,678,640,541)
Compensation plan	-	-	-	-	-	-	6,955,074	-	6,955,074	-	6,955,074
Net Income for the period	-	-	-	-	-	-	-	32,637,051,259	32,637,051,259	81,571	32,637,132,830
Balance at 09.30.2022	258,517,299	-	137,280,595	17,075,437,675	2,943,943,603	82,872,966,332	423,675,205	13,615,052,545	117,326,873,254	2,188,962	117,329,062,216

Balance at 01.01.21	258,517,299	910,978,514	137,280,595	42,369,634,207	2,922,711,639	83,423,120,553	378,750,120	(18,880,588,071)	111,520,404,856	1,710,873	111,522,115,729
Net Income for the period	-	-	-	-	-	-	-	(1,388,888,732)	(1,388,888,732)	338,068	(1,388,550,664)
Balance at 09.30.2021	258,517,299	910,978,514	137,280,595	42,369,634,207	2,922,711,639	83,423,120,553	378,750,120	(20,269,476,803)	110,131,516,124	2,048,941	110,133,565,065

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the nine-month periods ended at September 30, 2022 and 2021

	Note	09.30.2022	09.30.2021

		$
Cash Flows from operating activities
Net income for the period		32,637,132,830	(1,388,550,664)
Adjustment for:
Income tax	4	(836,412,410)	5,472,775,520
Amortization of intangible assets	5 / 10	9,597,407,423	9,041,170,524
Depreciation of property , plant and equipment	10	10,582,192	10,536,935
Depreciation right of use	10	388,882,622	386,077,968
Bad debts provision	8 / 10	(1,164,640,443)	305,748,607
Specific allocation of accrued and unpaid income	7	1,204,123,176	4,698,296,757
Income of investments accounted for using the equity method		3,258,588	-
Compensation plan		6,955,074	-
Accrued and unpaid financial debts interest costs	6	6,934,323,640	8,275,238,254
Accrued deferred revenues and additional consideration	9	(1,229,343,176)	(881,527,149)
Accrued and unpaid Exchange differences		(4,318,228,011)	(12,802,906,681)
Litigations provision	9	88,231,753	1,339,353,191
Inflation Adjustment		(16,177,004,492)	(5,230,991,003)
Changes in operating assets and liabilities:
Changes in trade receivables		(5,762,343,352)	(1,294,225,777)
Changes in other receivables		(1,437,107,977)	3,128,486,896
Changes in accounts payable and others		2,239,553,852	(2,651,237,617)
Changes in provisions and other charges		(4,910,926,792)	2,226,452,446
Changes in fee payable to the Argentine National Government		(1,116,045,477)	-
Increase of intangible assets		(11,794,835,231)	(7,543,790,721)
Debt payment to the National Government	9/14	(26,114,094,893)	-
Income tax payment		(10,906,363)	(18,367,502)
Net cash Flow (applied to) / generated by operating activities		(21,761,437,467)	3,072,539,984
Cash Flow for investing activities
Acquisition of investments		(15,286,065,933)	-
Collection of investments		16,550,423,730	1,962,227,167
Net Cash Flow generated by investing activities		(288,530)	-
Cash Flow from financing activities		1,264,069,267	1,962,227,167
New Financial debts
Payment of leases	6	42,880,739,555	12,795,099,560
Financial debts paid- principal		(329,251,496)	(452,062,497)
Financial debts paid- interests	6	(22,166,559,420)	(16,952,122,553)
Changes in provisions and other charges	6	(7,179,161,352)	(6,747,071,665)
Dividends paid	9	(315,037,061)	-
Net Cash Flow generated by/(applied to) financing activities		12,890,730,226	(11,356,157,155)
Decrease in cash and cash equivalents		(7,606,637,974)	(6,321,390,004)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		27,196,378,414	12,800,270,701
Decrease in cash and cash equivalents		(7,606,637,974)	(6,321,390,004)
Inflation adjustment generated by cash and cash equivalents		4,968,096,004	1,499,023,257
Foreign Exchange differences by cash and cash equivalents		(3,366,921,844)	(993,245,999)
Cash and cash equivalents at the end of the period		21,190,914,600	6,984,657,955
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	-	2,173,807
Dividends on preferred shares	14	-	402,867,039

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares $ 406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2021.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.2022	Net Shareholders ‘equity at closing	Income for the period

			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	311,821,234	314,010,194	26,093,425
Cargo & Logistics SA. (5)	1,614,687	98.63%	1,531,495	1,552,767	(3,178,809)
Paoletti América S.A. (5)	6,000	50.00%	15,526	31,051	(10,388)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A (4) (5)	123,700	1.45%	55,812	3,822,731	(69,390)

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value

(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

(5)	Companies without significant operations are not considered for consolidation.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until March 31, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on November 7, 2022.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the nine-month period ended September 30, 2022 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2021 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of September 30, 2021 and the Consolidated Financial Statements at December 31, 2021, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2022, based on the application of IAS 29 (see Note 3.7)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2021.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2022.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2021.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the nine-month period ended September 30, 2022 was 1.6691; also, the inter annual coefficient for the period ended September 30, 2022 was 1.8395.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2022. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2022, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2022, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the nine-month period ended at September 30, 2022 was a profit of $836 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $42,059 million, because as of September 30, 2022, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2022 will exceed 100%.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to fiscal year 2021, allocating the computable tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law.

Likewise, the company made a presentation before the Federal Administration of Public Revenues (AFIP), under the protection of fiscal secrecy provided in the procedural law, in order to preserve its rights within a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before AFIP are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the applied criterion.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09.30.2022	12.31.2021

		$
Other non-current receivables
Tax credits		-	909,991
Trust for Strengthening	7	8,085,971,462	10,190,223,698
		8,085,971,462	10,191,133,689
Other current receivables
Expenses to be recovered		161,021,856	263,149,935
Guarantees granted	12	1,254,587	2,094,026
Related parties	7	202,068,978	143,950,729
Tax credits		1,092,206,946	2,459,950,433
Prepaid Insurance		102,699,813	195,939,848
Others		27,956,499	59,934,587
		1,587,208,679	3,125,019,558
Trade receivables, net
Trade receivables		8,749,151,880	14,336,366,849
Related parties	7	403,625,562	300,367,424
Checks-postdated checks		508,645,288	145,559,830
Provision for bad debts	8	(2,060,220,399)	(7,813,913,652)
		7,601,202,331	6,968,380,451
Investments
Investments funds		620,528	445,216,845
Bonds		-	1,802,456,616
		620,528	2,247,673,461
Cash and cash equivalents
Cash and funds in custody		41,043,293	20,309,008
Banks (*)		18,223,176,163	24,351,239,025
Checks not yet deposited		45,849,920	39,654,329
Term deposits and others		2,880,845,224	2,785,176,052
		21,190,914,600	27,196,378,414

(*) As of September 30, 2022 and December 31, 2021, includes balances in bank accounts specifically assigned for the cancellation of Series 2021 and Class IV corporate bonds for $713,343,245 and $333,556,789, respectively.

Accounts payable and other non-current
Suppliers	199,595,654	230,059,377
Other fiscal liabilities	34,923,893	1,076,276,472
	234,519,547	1,306,335,849

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

	Note	09.30.2022	12.31.2021

		$
Accounts payable and other current
Obligations payable		24,323,811	39,127,551
Suppliers		5,991,609,306	7,956,454,161
Foreign suppliers		438,025,330	1,415,864,754
Related Parties	7	143,940,829	334,649,810
Salaries and social security liabilities		3,399,102,686	3,827,470,533
Other fiscal liabilities		651,513,573	461,072,791
		10,648,515,535	14,034,639,600

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Nine months at
	09.30.2022	09.30.2021	09.30.2022	09.30.2021

	$
Revenues
Aeronautical revenues	13,104,372,791	3,148,324,366	35,539,534,795	9,827,543,846
Non-Aeronautical revenues	11,991,365,173	8,821,119,493	35,073,756,246	26,085,766,151
	25,095,737,964	11,969,443,859	70,613,291,041	35,913,309,997

As of September 30, 2022 and 2021, "over the time" income from contracts with customers for the nine month periods was $57,742,960,250 and $31,035,840,857, respectively.

Other net incomes and expenses
Trust for Strengthening	618,473,879	293,119,830	1,741,687,647	883,668,921
Other	(426,979,388)	(755,721,512)	(507,532,404)	(2,408,626,719)
	191,494,491	(462,601,682)	1,234,155,243	(1,524,957,798)
Finance Income
Interest	1,199,083,476	790,401,315	4,677,299,012	2,955,542,851
Foreign Exchange differences	(1,477,070,005)	(633,351,382)	(2,095,672,559)	(1,643,898,588)
	(277,986,529)	157,049,933	2,581,626,453	1,311,644,263

Finance Expenses
Interest	(2,588,408,885)	(3,449,957,851)	(13,911,662,416)	(10,253,962,778)
Foreign Exchange differences	5,120,981,192	4,958,620,509	18,804,614,851	16,034,387,115
	2,532,572,307	1,508,662,658	4,892,952,435	5,780,424,337
	2,254,585,778	1,665,712,591	7,474,578,888	7,092,068,600
Income Tax
Current	(827,691)	(11,482,167)	(1,662,077)	(12,853,619)
Deferred	(1,676,438,814)	(85,980,006)	838,074,487	(5,459,921,901)
	(1,677,266,505)	(97,462,173)	836,412,410	(5,472,775,520)

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	Note	2022	2021

		$
Original values
Balance at January 1		354,656,653,492	342,992,208,838
Acquisitions of the period		11,794,835,231	7,545,964,528
Balance at September 30		366,451,488,723	350,538,173,366

Accumulated Amortization:
Balance at January 1		(127,803,603,831)	(114,872,105,906)
Amortization of the period	10	(9,597,407,423)	(9,041,170,524)
Balance at September 30		(137,401,011,254)	(123,913,276,430)
Net balance at September 30		229,050,477,469	226,624,896,936

NOTE 6 – FINANCIAL DEBTS

Breakdown of financial debts

	09.30.2022	12.31.2021

	$
Non-current
Bank borrowings	4,415,609,459	9,361,123,614
Negotiable Obligations	94,227,815,289	79,451,971,396
Cost of issuance of debts	(1,238,239,841)	(2,251,673,421)
Total Non- Current	97,405,184,907	86,561,421,589
Current
Bank borrowings	3,965,588,872	9,672,889,963
Negotiable Obligations	7,378,873,319	10,952,460,572
Cost of issuance of debts	(241,513,269)	(375,087,429)
Total Current	11,102,948,922	20,250,263,106
Total	108,508,133,829	106,811,684,695

As of September 30, 2022 and December 31, 2021, the fair value of the financial debt amounts to $108,508,133,829 and $95,082,448,663, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of financial debts:

	2022	2021

	$
Balance at January 1	106,811,684,695	111,135,569,690
New financial debts	42,880,739,555	12,797,273,367
Financial debts paid	(29,345,720,772)	(23,699,194,218)
Accrued interest	6,934,323,640	8,275,238,254
Foreign Exchange differences	(17,618,729,913)	(14,440,521,452)
Inflation adjustment	(1,154,163,376)	(1,513,997,258)
Net Balance at September 30	108,508,133,829	92,554,368,383

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. for the amount of up to US$500,000,000 (or its equivalent in other currencies and/or value units). The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations. The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 2 Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity. During the second quarter of 2022, the Company acquired Class 2 Negotiable Obligations in the secondary market for a nominal value of US$2,000,000.

Upon maturity, the Class 2 Negotiable Obligations were canceled through a cash payment of US$12,570,485, the delivery in exchange of Class 9 Negotiable Obligations for US$25,429,515 and the cancellation of the securities acquired by the Company for a value of $2,000,000.

Class 3 Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the BCRA.

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class 5 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$137,989,000 to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5%. annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class 5 negotiable obligations will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class 6 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$35,989,054 to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class 7 Negotiable Obligations

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20,000,000 to be integrated and payable in pesos, maturing on July 8, 2025, at an annual nominal 0% interest rate and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 9 Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30,000,000 maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class 9 Negotiable Obligations were paid in cash for US$ 4,570,485 and in kind for US$ 25,429,515 according to the exchange ratio of US$ 1 nominal value of Class 2 Negotiable Obligations for US$ 1 nominal value of Negotiable Obligations Class 9.

The amortization of the capital of the negotiable obligations was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the BCRA through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333 whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments. The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

On September 20, 2021, the Company prepaid for a total of $1,468,000,000 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2021.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $3,606,813,216.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The disbursed capital will be paid in 8 equal and consecutive quarterly installments, with the payment of the first installment corresponding to February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On February 22, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

The disbursements were used to cancel the entire February amortization installment corresponding to the onshore loan and the offshore loan.

On March 2, 2022, Citibank disbursed $206,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On April 13, 2022, the Company prepaid for a total of $3,904,540,500, 79% of the loans denominated in $ disbursed to date under the syndicated loan.

On May 24, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Argentina S.A. disbursed a total of $893,472,222, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

The disbursements were used to pay off the entire May amortization installment corresponding to the onshore loan and the offshore loan.

On June 1, 2022, Citibank disbursed $234,208,334 under the syndicated loan in order to pay the June amortization installment of the offshore loan.

On July 14, 2022, the Company prepaid for a total of $2,180,516,527, 100% of the loans denominated in Argentine pesos under the syndicated loan.

On August 16, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A. and Industrial and Commercial Bank of China (Argentina) disbursed a total of $1,543,458,351

On August 1, 2022, the Company notified Citibank N.A. the decision not to receive the Disbursement in pesos corresponding to the Capital Amortization Fee payable by AA2000 to Citibank Argentina corresponding to the month of September 2022 under the Offshore Loan, for an amount of US$ 1,944,444 whose Disbursement Date was scheduled for September 1, 2022.

Macro Bank Loan

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Macro Bank Loan (Contd.)

quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A.

City Bank Loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

Eurobank loan

On March 17, 2022, the Company signed with Eurobanco Bank Ltd a contract to disburse up to US$1,500,000.

On March 23, 2022, US$ 1,100,000 were disbursed. The loan has a term of 24 months, will accrue a nominal annual rate of 8.00% the first year and 9% the second year, and its principal will be amortized 100% at maturity.

On July 29, 2022, the Company prepaid 100% of the loan for a total of US$ 1,100,000.

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the Agency. Regulator of the National Airport System dated September 2, 2021, approved by Resolution 60/21 of said body.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10,000,000. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2022 and December 31, 2021 are as follows:

		09.30.2022	12.31.2021

		$
Trade receivables
Other related companies		403,625,562	300,367,424
		403,625,562	300,367,424
Other receivables
Other related companies		202,068,978	143,950,729
		202,068,978	143,950,729
Accounts payable and other
Other related companies		143,940,829	334,649,810
		143,940,829	334,649,810
Provisions and other charges
Shareholders – Dividends	9	-	382,663,466
		-	382,663,466

During the nine months’ periods ended September 30, 2022 and 2021 Company has charged to the cost $491,218,600 y $564,459,745respectively with Proden SA for rental and maintenance of offices.

During the nine months periods ended September 30, 2022, the Company has charged $376,846,576 to cost with Grass Master S.A.U. for airport maintenance.

During the nine months periods ended September 30, 2022, the Company has allocated $123,735,942 to the cost with Tratamientos Integrales América S.A.U for airport maintenance.

During the nine months periods ended September 30, 2022 and 2021 the Company has charged at cost $120,203,664 and $145,868,969, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the nine months periods ended September 30, 2022, the Company has charged with Helport S.A. to intangible assets $15,306,562 and $24,369,192 at cost.

At September 30, 2022 and December 31, 2021 the Company owed the Argentine National Government $4,697,603,682 and $11,981,202,965 respectively, corresponding to the specific allocation of revenues (see Note 10) and has recorded a receivable for $8,085,971,462 and $10,190,223,698, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000. As of September 30, 2022, the debt with the National State for the redemption of preferred shares is fully cancelled. See Note 9 and 14.

Furthermore, short-term compensation to key management was $162,983,176 y $169,227,604 for the nine-month periods ended at September 30, 2022 and 2021 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 96.1817% of its capital stock. Cedicor is, in turn, the direct owner of 9.35% of the Company's voting shares. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	Note	2022	2021

		$
Initial balance at January 1		7,813,913,652	8,814,022,993
Recoveries / Increases	10	(1,164,640,443)	305,748,607
Foreign exchange difference		(1,583,017,704)	1,127,352,452
Usage		(457,515,982)	(4,469,405)
Inflation adjustment		(2,548,519,124)	(2,507,566,561)
Final Balance at September 30		2,060,220,399	7,735,088,086

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2022	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30, 2022	Total Non Current	Total current

		$							$
Litigations		1,180,929,556	88,231,753	(189,006,523)	(506,903,370)	-	256,160,507	829,411,923	342,891,004	486,520,919
Deferred Income		3,019,072,373	461,976,626	-	(506,997,736)	(1,120,394,272)	281,662,160	2,135,319,151	643,037,125	1,492,282,026
Trust for works		3,635,766,173	1,305,339,979	(2,176,992,100)	(1,412,738,431)	510,832,999	-	1,862,208,620	283,270,079	1,578,938,541
Guarantees Received		262,423,843	118,479,757	(62,283,752)	(132,016,395)	-	67,817,064	254,420,517	-	254,420,517
Upfront fees from Concessionaires		419,424,457	166,844,352	-	-	(108,948,904)	-	477,319,905	372,282,464	105,037,441
Dividends to be paid	7	382,663,466	-	(315,037,061)	(175,043,649)	-	107,417,244	-	-	-
Debt with National Government	7/14	-	27,678,640,541	(26,114,094,893)	(6,833,449,148)	5,268,903,500	-	-	-	-
Others		942,838,447	395,167,207	(105,105,910)	(431,364,766)	31,547,432	297,357,090	1,130,439,500	346,475,069	783,964,431
Total of provisions and other liabilities		9,843,118,315	30,214,680,215	(28,962,520,239)	(9,998,513,495)	4,581,940,755	1,010,414,065	6,689,119,616	1,987,955,741	4,701,163,875

	Note	At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30, 2021	Total Non Current	Total current

		$							$
Litigations		194,829,993	1,339,353,191	(94,890,598)	(278,541,411)	-	72,890,837	1,233,642,012	655,342,643	578,299,369
Related Parties		1,066,131	-	-	(282,040)	-	-	784,091	-	784,091
Deferred Income		2,607,567,639	1,041,854,885	-	(252,951,961)	(779,408,270)	88,882,688	2,705,944,981	1,031,647,636	1,674,297,345
Trust for works		2,939,323,071	746,436,169	-	(892,128,054)	406,240,005	-	3,199,871,191	2,372,212,081	827,659,110
Guarantees Received		318,988,814	75,866,270	(56,319,499)	(64,133,351)	-	13,850,060	288,252,294	-	288,252,294
Upfront fees from Concessionaires		449,030,210	82,946,076	-	-	(102,118,879)	-	429,857,407	318,517,039	111,340,368
Dividends to be paid		469,766,061	-	-	(134,996,588)	-	70,624,223	405,393,696	-	405,393,696
Others		-	1,062,449,246	-	(74,769,263)	-	20,732,023	1,008,412,006	565,498,356	442,913,650
Total of provisions and other liabilities		6,980,571,919	4,348,905,837	(151,210,097)	(1,697,802,668)	(475,287,144)	266,979,831	9,272,157,678	4,943,217,755	4,328,939,923

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

	$
Nine month period ended at 09.30.2022
Specific allocation of revenues	10,450,125,883	-	-	10,450,125,883
Airport services and maintenance	8,466,563,075	-	53,909,538	8,520,472,613
Amortization of intangible assets	9,531,228,296	1,911,463	64,267,664	9,597,407,423
Depreciation of property, plant and equipment	10,582,192	-	-	10,582,192
Salaries and social security contributions	11,797,178,301	113,869,383	1,411,416,759	13,322,464,443
Fees for services	71,707,483	109,336	342,763,354	414,580,173
Public utilities and contributions	1,844,170,812	1,330,177	10,935,669	1,856,436,658
Taxes	379,071,316	3,863,184,375	685,661,517	4,927,917,208
Office expenses	966,421,298	9,518,072	189,919,318	1,165,858,688
Insurance	98,814,283	-	16,116,141	114,930,424
Advertising expenses	-	95,113,051	-	95,113,051
Bad debts charges	-	(1,164,640,443)	-	(1,164,640,443)
Board of Directors and Supervisory Committee fees	-	-	29,528,846	29,528,846
Depreciation right of use	388,882,622	-	-	388,882,622
Total at 09.30.2022	44,004,745,561	2,920,395,414	2,804,518,806	49,729,659,781

Nine month period ended at 09.30.2021
Specific allocation of revenues	5,302,013,529	-	-	5,302,013,529
Airport Services and maintenance	7,345,105,622	-	2,280,865	7,347,386,487
Amortization of intangible assets	8,962,972,368	2,240,451	75,957,705	9,041,170,524
Depreciation of property, plant and equipment	10,536,935	-	-	10,536,935
Salaries and social security contributions	8,872,171,902	72,440,980	938,407,408	9,883,020,290
Fees for services	53,713,539	-	321,715,202	375,428,741
Public utilities and contributions	1,483,881,825	3,187,562	3,806,623	1,490,876,010
Taxes	368,792,263	1,922,034,088	401,932,893	2,692,759,244
Office expenses	623,778,765	485,308	76,033,531	700,297,604
Insurance	131,006,006	-	11,629,163	142,635,169
Advertising expenses	-	40,353,514	-	40,353,514
Bad debts charges	-	305,748,607	-	305,748,607
Board of Directors and Supervisory Committee fees	-	-	55,176,878	55,176,878
Depreciation right of use	386,077,968	-	-	386,077,968
Other	-	-	281,506	281,506
Total at 09.30.2021	33,540,050,722	2,346,490,510	1,887,221,774	37,773,763,006

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2022		Foreign exchange rates	Amount in local currency at 09.30.2022	Amount in local currency at 12.31.2021

				$
Assets
Current Assets
Net trade receivables	US$	36,083,822	147.1200	5,308,651,900	3,693,296,227
Cash and cash equivalents	US$	122,933,001	147.1200	18,085,903,081	24,171,582,471
Total current assets				23,394,554,981	27,864,878,698
Total assets				23,394,554,981	27,864,878,698

Liabilities
Current Liabilities
Provisions and other charges	US$	7,016,444	147.3200	1,033,662,489	1,106,424,612
Financial debts	US$	82,821,124	147.3200	12,201,207,939	21,406,904,603
Lease liabilities	US$	2,623,784	147.3200	386,535,802	449,919,147
Commercial accounts payable and others	US$	9,400,747	147.3200	1,384,918,113	2,945,442,818
	EUR	706,716	144.5209	102,135,282	1,120,176,974
Total current liabilities				15,108,459,625	27,028,868,154

Non-Current Liabilities
Provisions and other charges	US$	4,679,379	147.3200	689,366,073	1,070,607,434
Financial debts	US$	663,258,802	147.3200	97,711,286,643	82,614,623,539
Lease liabilities	US$	209,575	147.3200	30,874,577	349,186,368
Commercial accounts payable and others	US$	1,354,844	147.3200	199,595,653	259,291,095
	EUR	-	-	-	925,562,916
Total non- current liabilities				98,631,122,946	85,219,271,352
Total liabilities				113,739,582,571	112,248,139,506
Net liability position				90,345,027,590	84,383,260,808

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2022 and December 31, 2021 include $1,254,587 and $2,094,026 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of September 30, 2022 and December 31, 2021, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $713,343,245 and $333,556,789, respectively.

NOTE 13 - CAPITAL STOCK

At September 30, 2022 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

On February 25, 2022, the AA2000 board resolved:

(i) redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 14 - DIVIDENDS BY PREFERRED SHARES (Contd.)

(a) Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

(b) Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(c) Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(d) Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 20, 2021 AND APRIL 28, 2022

The ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($7,589,111,384), said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

Finally, in the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the period less accrued preferred shares dividends for the period, divided by the number of common shares.

	09.30.2022	09.30.2021
Income for the period, net accrued dividends	32,637,132,830	(1,791,417,703)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	126.2474	(6.9296)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2021.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures aimed at reducing the spread of the virus. In March 2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people and the temporary suspension of long-distance flights and buses, along with preventive and mandatory social isolation, among other measures.

As of October 2020, the Argentine National State began to gradually relax some of these measures and domestic and international flights were resumed. However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, in March 2021 the ANAC ordered the suspension or reduction of flight frequencies arriving to or from high-risk countries. Likewise, in the face of a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, starting in April 2021, including a cap on the arrival of international passengers. This limit was gradually expanded in the following months until these restrictions were finally eliminated in October 2021. Additionally, as of October 1, the entry of non-residents from neighboring countries was admitted, and as of November 1, 2021, the restrictions for non-resident passengers with complete vaccination schedule were eliminated.

The lifting of restrictions on entering the country together with the opening of borders to non-resident foreigners has generated since the end of 2021 a sustained reactivation of international and domestic travel for tourism, visits to family and friends, and corporate travel.

During 2022, the consolidation of the recovery of passengers was observed from the minimum of the year 2021, when a daily limit on the arrival of international passengers dictated by the authorities was in force.

In the third quarter of this year, domestic passenger traffic increased considerably in July and August, mainly due to the winter holidays in the country, while international traffic continued with the marked recovery since the beginning of the year.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

Based on the consolidation of the recovery experienced in recent months, we expect that in the remainder of 2022, this trend will continue, resulting in a higher level of passengers and generating a positive effect on the results of operations.

Although there have been significant short-term negative effects, they are not expected to affect business continuity.

NOTE 19 - ASSIGNMENT OF CREDIT AND CANCELLATION OF DEBT WITH TRUSTS FOR THE STRENGTHENING OF THE NAS

On February 2, 2021, the company Aerolineas Argentina S.A (ARSA) sent the Company a Reversal Letter containing a proposal for acknowledgment of debt for the amounts owed until March 31, 2020 ($ 120,586,290 and U $S36,542,036). In said document, ARSA proposes a payment plan in 72 equal and consecutive monthly installments payable as of January 5, 2023. Likewise, ARSA accepts said sums to be transferred to the NAS Strengthening Trust.

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Article 15 of the Trust Agreement for the Strengthening of the National Airport System signed on December 29, 2009, requests the ORSNA, prior intervention of the Ministry of Transportation, authorization for the assignment of the sums mentioned in the first paragraph to the NAS Strengthening Trust.

By note ORSNA NO-2022-60316219-APN-ORSNA#MTR dated June 14, 2022, they inform us that the proposal made by the Company was duly analyzed by ORSNA, with the intervention of the Ministry of Transport, through Providence PV2022-32673749-APN-MTR, in accordance with the provisions of article 15 of the Trust Agreement for the Strengthening of the National Airport System.

Consequently, the Company is authorized to cancel the obligations corresponding to the months of November 2020 to October 2021 (the latter partially) through the assignment of credits to the Trust, applying the rate established in article 14 of the Trust Agreement for the Strengthening of the National Airport System on the obligations due as of February 4, 2021 and as of that date, the same rate as that agreed on the debt recognized by Aerolineas Argentinas S.A.

On June 21, 2022, the Company sent to the Banco de la Nacion Argentina - General Sub Management of Finance Trust Banking, the note “Assignment Acknowledgment of Debt Aerolineas Argentinas S.A. dated 02-02-21” and dated June 27, 2022, Aerolineas Argentinas S.A. was notified by public deed N027084404. the “Debt Acknowledgment Assignment Aerolineas Argentinas S.A. dated 02-02-21” to the Banco de la Nación Argentina.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the CNV and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of September 30, 2022 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at September 30, 2022, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30,2022.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-     Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

During the period of nine months to September 30, 2022, projects and works have been carried out in the different airports under concession.

Ezeiza International Airport

The works are in execution, with paralysis due to the pandemic:

- New Control Tower (Project and supervision of AA2000);

- Beacon ring and main electrical substation.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (contd.)

They are in execution, after the stoppage due to the pandemic:

- New Shooting Parallel to Header 35;

- TWY beaconing to Header 35; and

- Departures Building - Hall B and Zeppelin.

Jorge Newbery Airport

Work is in progress:

- Exterior works - sidewalks - landscaping - coastal filling and underground parking; and

- New South Rolling System and Adaptation of the South Strip, Sanitary Network and Sewer in South Header. In this work, the works related to the sanitary network outside the concession area continue.

Works are underway that will allow the execution of the expansion works of the South Platform - Stage 2 and the New North Platform:

- Relocation works of agencies and permit holders to disaffect the use of Sector C;

Demolition Sector C has been completed.

The expansion works of the South Platform – Stage 2 have been launched.

Posadas Airport

The works of are in progress, with completion forecast during the month of October:

- Rehabilitation of Runway 01-19, Taxiing and Platform with adaptation of security strip; and

- New high-intensity beaconing system for runway 01-19.

Santa Rosa Airport

The works are in progress:

- Rehabilitation of Runway, Taxiing and Platform

- New Beaconing System; and

- Remodeling and expansion of the passenger terminal.

Comodoro Rivadavia Airport

The work of Nuevo Beaconing is in the process of reactivation, after the stoppage due to the pandemic.

Cordoba Airport

They are in execution, after the paralysis due to the pandemic, the works:

- Marking of runway 18-36; and

- Atmospheric discharge protection system.

In the process of being terminated due to a lack of start-up after the stoppage due to the pandemic to later put out to tender the pending works, the work to expand the parking lot;

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (contd.)

Iguazu Airport

The works are in execution, after paralysis due to the pandemic:

- Remodeling and expansion of the passenger terminal; and

- New Parking.

Bariloche Airport

The Terminal Refunctionalization Work has been completed.

The Remote Platform expansion work has been launched.

San Fernando Airport

After the stoppage due to the pandemic, the work of the New Control Tower is underway.

San Juan Airport

The remodeling work of the passenger terminal is underway.

La Rioja Airport

The following works are in the process of being terminated:

- New Passenger Terminal; and

- New Parking.

Both will be tendered again.

Esquel Airport

Works in execution, after the stoppage due to the pandemic:

- Comprehensive Remodeling Work of the Passenger Terminal; and

-TWR Control.

Jujuy Airport

In execution after the stoppage due to the pandemic, the works of:

- Comprehensive remodeling of the passenger terminal; and

- New Parking and Roads.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2022, 2021, 2020, 2019 and 2018, is presented.

	09.30.2022	09.30.2021	09.30.2020	09.30.2019	09.30.2018

	Thousands $
Current Asset	30,379,946	18,188,664	31,578,152	43,080,543	42,735,823
Non-current Assets	237,784,240	238,346,400	248,010,711	241,375,327	205,146,447
Total Assets	268,164,186	256,535,064	279,588,863	284,455,870	247,882,270

Current liabilities	30,969,885	57,354,815	52,791,927	47,278,491	24,125,555
Non- Current Liabilities	119,865,239	89,046,684	110,278,808	112,707,598	116,522,332
Total Liabilities	150,835,124	146,401,499	163,070,735	159,986,089	140,647,887

Net equity attributable to majority shareholders	117,326,873	110,131,516	116,516,410	124,382,776	107,114,404
Non-controlling interest	2,189	2,049	1,718	87,005	119,979
Net Equity	117,329,062	110,133,565	116,518,128	124,469,781	107,234,383
Total	268,164,186	256,535,064	279,588,863	284,455,870	247,882,270

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine-month periods ended at September 30, 2022, 2021, 2020, 2019 and 2018.

	09.30.2022	09.30.2021	09.30.2020	09.30.2019	09.30.2018

	Thousands $
Gross Profit	26,627,562	2,388,140	(4,470,919)	36,810,919	40,099,742
Administrative and distribution and marketing expenses	(5,724,914)	(4,233,712)	(5,588,058)	(14,117,183)	(10,295,243)
Other net income and expenses	1,234,155	(1,524,957)	588,521	2,278,759	2,118,296
Operating profit	22,136,803	(3,370,529)	(9,470,456)	24,972,495	31,922,795
Income and financial costs	7,474,579	7,092,069	(8,949,191)	(14,878,100)	(32,735,795)
Result by exposure to changes in the acquisition power of currency	2,192,598	362,685	(3,479,143)	(2,698,856)	(4,611,947)
Income for related parties	(3,259)	-	-	-	-
Income before tax	31,800,721	4,084,225	(21,898,790)	7,395,539	(5,424,947)
Income tax	836,412	(5,472,776)	8,083,609	6,912,177	(1,311,809)
Result of the period	32,637,133	(1388,551)	(13,815,181)	14,307,716	(6,736,756)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	32,637,133	(1,388,551)	(13,815,181)	14,307,716	(6,736,756)
Result attributable to majority shareholders	32,637,051	(1,388,889)	(13,714,992)	14,302,334	(6,782,619)
Non-controlling interest	82	338	(100,189)	5,382	45,863

4. Cash flow structure

Below is a summary of the evolution of the consolidated statements of cash flows for the nine-month periods ended September 30, 2022, 2021, 2020, 2019 and 2018.

	09.30.2022	09.30.2021	09.30.2020	09.30.2019	09.30.2018

	Thousands $
Cash Flow (Used in) / generated by operating activities	(21,761,437)	3,072,540	6,851,734	(19,197,381)	8,702,446
Cash Flow generated by / (used in) investing activities	1,264,069	1,962,227	226,190	1,223,156	(1,422,307)
Cash Flow generated by / (used in) financing activities	12,890,730	(11,356,157)	965,401	13,554,150	(4,636,257)
Net Cash Flow (used in) / generated by the period	(7,606,638)	(6,321,390)	8,043,325	(4,420,075)	2,643,882

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the nine-month periods ended at September 30, 2022 and 2021

Results of operations

•     Income

The following table shows the composition of consolidated revenues for the nine-month periods ended at September 30, 2022 and 2021:

Revenues	09.30.2022	% revenues	09.30.2021	% revenues
	Thousands $		Thousands $
Aeronautical revenues	35,539,535	50.33%	9,827,544	27.36%
Non-aeronautical revenues	35,073,756	49.67%	26,085,766	72.64%
Total	70,613,291	100.00%	35,913,310	100.00%

The following table shows the composition of the aeronautical revenues for the nine-month periods ended at September 30, 2022 and 2021

Aeronautical revenues	09.30.2022	% revenues	09.30.2021	% revenues
	Thousands $		Thousands $
Landing fee	2,839,652	7.99%	1,495,581	15.22%
Parking fee	1,105,940	3.11%	869,988	8.85%
Air station use rate	31,593,943	88.90%	7,461,975	75.93%
Total	35,539,535	100.00%	9,827,544	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 09.30.2022	44,004,746
Costs of sales for the period ended at 09.30.2021	33,540,051
Variation	10,464,695

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 09.30.2022	2,804,519
Administrative expenses for the period ended at 09.30.2021	1,887,222
Variation	917,297

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the nine-month periods ended at September 30, 2022 and 2021 (Contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 09.30.2022	2,920,395
Distribution and commercial expenses for the period ended at 09.30.2021	2,346,491
Variation	573,904

Income and financial costs

Net financial income and costs totaled profits of $7,474,578 during the nine-month period ended at September 30, 2022 with respect to thousands of $7,092,068 revenue during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of approximately $1,234,155 during the nine-month period ended at September 30, 2022 with respect to losses of $381,882 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at September 30, 2022 amounted to $225,837,196 thousand composed of thousands of $108,508,134 of financial debt and a net equity worth of $117,329,062 thousand, while the total capitalization of the Company at September 30, 2021 amounted to thousands of $202,687,933 comprised of thousands of $92,554,368 of financial debts and a net equity worth of thousands of $110,133,565.

The debt as a percentage of total capitalization amounted to approximately 48.05% at September 30, 2022 and 45.66% at September 30, 2021.

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

6. Index

The information refers to the periods ended at September 30, 2022, 2021, 2020, 2019 and 2018:

	09.30.2022	09.30.2021	09.30.2020	09.30.2019	09.30.2018
Liquidity (*)	1.034	0.327	0.620	0.920	1.800
Solvency (*)	0.792	0.782	0.730	0.780	0.770
Immobilization of capital	0.887	0.929	0.890	0.850	0.830
Cost effectiveness	0.284	(0.012)	(0.112)	0.117	(0.061)

(*) Current liabilities and non-current liabilities do not include deferred profits.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine-month periods ended at September 30, 2022, 2021, 2020, 2019 and 2018:

Airport	09.30.2022	09.30.2021	09.30.2020	09.30.2019	09.30.2018

	Thousands
Aeroparque	9,152	2,246	2,293	9,444	7,719
Ezeiza	5,250	2,215	2,936	9,332	10,172
Córdoba	1,551	406	698	2,697	2,541
Bariloche	1,532	697	434	1,425	1,209
Mendoza	1,202	370	433	1,755	1,471
Salta	886	316	327	1,096	820
Iguazú	846	210	352	1,158	764
Tucumán	511	184	178	745	728
Jujuy	345	118	83	301	307
C. Rivadavia	324	108	124	492	498
Total	21,599	6,870	7,858	28,445	26,229
Overall total	23,192	7,414	8,840	31,575	28,530

Variation	212.8%	-16.1%	-72.0%	10.7%	8.8%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the nine-month periods ended at September 30, 2022, 2021, 2020, 2019 and 2018 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.2022	09.30.2021	09.30.2020	09.30.2019	09.30.2018
Aeroparque	74,525	23,163	22,443	85,242	98,378
San Fernando	44,024	35,364	18,930	31,719	29,815
Ezeiza	36,084	23,972	24,735	63,658	55,435
Córdoba	15,658	6,190	7,066	24,216	25,113
Mendoza	11,685	4,769	5,058	17,034	15,348
Bariloche	11,624	6,744	3,623	11,095	11,767
Salta	8,625	3,798	3,660	10,555	8,264
Iguazú	6,577	2,305	3,401	9,531	6,891
Mar del Plata	4,595	2,800	2,310	6,321	7,358
Tucumán	4,425	2,298	1,828	7,046	7,576
C. Rivadavia	4,389	3,407	3,310	7,422	7,576
Total	222,211	114,810	96,364	273,839	273,521
Overall total	266,677	144,468	118,941	323,656	319,121

Variation	84.6%	21.5%	-63.3%	1.4%	8.3%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Outlook for 2022

In the first nine months of 2022, the marked growth in international traffic consolidated the recovery trend, which, in September 2022, was close to 80% compared to the same month in 2019, indicating a sustained recovery in traffic since November of the past year, when restrictions on international travel were removed. Likewise, domestic traffic marked a recovery close to 90% in September 2022 compared to the same month of 2019.

For the remainder of this year 2022, we hope that the recovery of passengers will continue to consolidate, underpinned by the high level reached in the level of local and global vaccination, the reopening of borders and the relaxation of travel requirements in most of the countries, together with the greater dynamism in the movement of passengers as the high season of tourism in the region approaches, and that this will lead to the consolidation of a higher level of income, generating a positive effect on the results of operations.

At the same time, we do not lose sight of the cost rationalization and efficiency achieved during this time. We continue to work with a focus on maintaining strict control of the Company's operating costs while passenger volumes recover, which will allow, together with the financial measures of Note 6 to strengthen the cash position and meet the various commitments.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the attached  condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company"), which comprise the consolidated statement of financial position as of September 30, 2022, the consolidated statements of comprehensive income for the periods of nine and three months ended September 30, 2022, changes in equity and cash flows for the nine-month period ended September 30, 2022 and selected explanatory notes.

The balances and other information for the year 2021 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Resolution FACPCE Technique No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries to the Company's personnel responsible for preparing the information included in the condensed consolidated interim financial statements and performing analytical procedures and other review procedures. The scope of this review is substantially less than that of an audit examination conducted in accordance with international auditing standards, consequently, a review does not allow us to obtain assurance that we will become aware of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the interim condensed consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book "Inventories and Balance Sheets";

b)	the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the book "Inventories and Balance Sheets";

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	as of September 30, 2022, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $288,475,014 not being payable as of that date.

Autonomous City of Buenos Aires, November 7, 2022.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Miguel A. Urus

AEROPUERTOS ARGENTINA 2000 S.A.

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the second paragraph regarding the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. including the consolidated statement of financial position as of September 30, 2022, the consolidated statements of comprehensive income for a nine-month and a three-month periods ended September 30, 2022, the individual statement of changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2022, and the selected explanatory notes.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated November 7, 2022, who states that it has been issued in accordance with The International Standard of Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor" of the entity, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements as of September 30, 2022 consider all significant events and circumstances that are known to us, they are pending to be copied in the Inventory and Balance Book, they arise from the accounting records kept in their formal aspects in accordance with legal regulations; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 7th, 2022.

Patricio A. Martin
By Surveillance Committee